TD BANK GROUP DECLARES DIVIDENDS
(all amounts in Canadian dollars)
TORONTO – December 4, 2025 -

The Toronto

-Dominion Bank (the "Bank") today announced that it has

moved from an
annual dividend review cycle to a semi-annual cycle

to support the alignment of shareholder return with earnings growth,
and a dividend in an amount of one dollar and eight cents

($1.08) per fully paid common share in the capital

stock of the
Bank has been declared for the quarter ending January 31,

2026, payable on and after January 31, 2026, to shareholders of record at the close of business on January 9, 2026.

In lieu of receiving their dividends in cash, holders of the Bank’s common shares may choose to have their dividends
reinvested in additional common shares of the Bank in

accordance with the Dividend Reinvestment Plan (the

“Plan”).
Under the Plan, the Bank has the discretion to either purchase the additional common shares in the open market

or issue
them from treasury.

If issued from treasury,

the Bank may decide to apply a discount of up to 5% to

the Average Market
Price (as defined in the Plan) of the additional shares.

For the January 31, 2026 dividend, the Bank will purchase

the
additional shares in the open market and therefore no discount will apply.
Registered holders of record of the Bank's common shares

wishing to join the Plan can obtain an Enrolment Form from
TSX Trust Company (1-800-387-0825)

or on the Bank's website, www.td.com/ca/en/about

-td/for-investors/investor-
relations/share-information/dividends.

In order to participate in the Plan in time for

this dividend, Enrolment Forms for
registered holders must be received by TSX Trust

Company at P.O.

Box 4229, Postal Station A, Toronto,

Ontario, M5W
0G1, or by facsimile at 1-888-488-1416, before the close

of business on January 9, 2026.

Beneficial or non-registered
holders of the Bank's common shares wishing to join the

Plan must contact their financial institution or broker

for
instructions on how to enroll in advance of the above

date.
Registered holders who participate in the Plan and who wish to terminate that participation so that cash dividends

to
which they are entitled to be paid on and after January

31, 2026 are not reinvested in common shares under the

Plan
must deliver written notice to TSX Trust

Company at the above address by no later than January

9, 2026.

Beneficial or
non-registered holders who participate in the Plan and

who wish to terminate that participation so that cash dividends to
which they are entitled to be paid on and after January

31, 2026 are not reinvested in common shares under

the Plan
must contact their financial institution or broker for instructions on how to terminate participation in the Plan in advance

of
January 9, 2026.
The Bank also announced that dividends have been declared

on the following Non-Cumulative Redeemable Class

A First
Preferred Shares of the Bank, payable on and after January 31,

2026, to shareholders of record at the close of business
on January 9, 2026:

●

Series 1, in an amount per share of $0.310625;
●

Series 16, in an amount per share of $0.3938125; and
●

Series 18, in an amount per share of $0.3591875.
The Bank for the purposes of the Income Tax

Act (Canada) and any similar provincial legislation advises

that the dividend
declared for the quarter ending January 31, 2026 and

all future dividends will be eligible dividends unless indicated
otherwise.
About TD Bank Group
The Toronto

-Dominion Bank and its subsidiaries are collectively

known as TD Bank Group ("TD" or the "Bank").

TD is the
sixth largest bank in North America by assets and serves

over 28.1 million clients in four key businesses operating

in a
number of locations in financial centres around the globe:

Canadian Personal and Commercial Banking, including

TD
Canada Trust and TD Auto Finance Canada;

U.S. Retail, including TD Bank, America's Most Convenient

Bank®, TD Auto
Finance U.S., and TD Wealth (U.S.); Wealth

Management and Insurance, including TD Wealth

(Canada), TD Direct
Investing, and TD Insurance; and Wholesale Banking,

including TD Securities and TD Cowen. TD also ranks among
North America's leading digital banks, with more than 13 million mobile active users in Canada and the U.S. TD had $2.1
trillion in assets on October 31, 2025. The Toronto

-Dominion Bank trades under the symbol "TD" on the Toronto

Stock

Exchange and New York

Stock Exchange.
For more information contact:

Jennifer dela Cruz
Business Management Specialist, Treasury

and

Corporate Securities
Legal Department – Shareholder Relations
(416) 944-6367
Toll

free 1-866-756-8936
Gabrielle Sukman
Senior Manager, Corporate

and Public Affairs
(416) 983-1854